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___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
ALLEGHENY ENERGY, INC. et. al.     :
                                   :    CERTIFICATE
         File No. 70-8411          :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    JUNE 30, 1999
      Company Act of 1935)         :
___________________________________:




          Through June 30, 1999, Allegheny Energy, Inc. (Allegheny) has made capital contributions to AYP Capital, Inc. ("AYP Capital") and its subsidiaries totaling $66,739,437. See attached consolidated financial statements for the quarter ended June 30, 1999. During the second quarter of 1999, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by AYP Capital during the second quarter of 1999 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

           AYP Capital provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  B.    Energy Management Services - APS Cogenex

           As previously reported, AYP Capital and EUA-
        Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex.
        Pending resolution of outstanding jobs, the APS
        Cogenex joint venture continues to exist.

           AYP Capital developed energy management products and services to be offered to customers in and around the service territory of its affiliates.


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  C.    EWGs and FUCOs

           AYP Capital, through the Latin American Energy and Electricity Fund I, L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the second quarter. As of the end of the second quarter of 1999, AYP Capital has invested $4,397,952 in LAEEF.

  D.    Real Estate Activities

           In March, AYP Capital entered into four agreements, all subject to SEC approval, to purchase property adjacent to property on which AE, Inc.'s and Potomac Edison's Corporate Centers are located.
        During the quarter, AYP Capital made a down payment into an escrow account in connection with the purchase of one of the properties.

II. Guarantees or assumption of liabilities by Allegheny on behalf of AYP Capital or its subsidiaries

           Allegheny continues to provide support to AYP
        Energy trading activities by providing parent
        guarantees to AYP Energy counterparties.   As of
        June 30, 1999, in connection with AYP Energy's trading activities, Allegheny had guarantees of support outstanding in the amount of $26,000,000.

III.    Services Provided by AYP Capital to Associate Companies

           AYP Capital did not provide any services to associate companies during the second quarter of 1999.


                                   2


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IV.     Factoring Activities

           AYP Capital did not perform any activities associated with the factoring of accounts receivable in the second quarter of 1999.

                               ALLEGHENY ENERGY, INC.



                               By  /s/ Carol G. Russ
                              						   Carol G. Russ
                              						   Counsel


                               AYP CAPITAL, INC.



                                By  /s/ Carol G. Russ
                              						    Carol G. Russ
                              						    Counsel


Dated: August 30, 1999